Exhibit 4.7

                          AMENDING AGREEMENT

     This Agreement is made as of the 1st day of November, 1999 among Robin Hood Multifoods Inc., Canadian Imperial Bank of Commerce, as Agent, and the parties named as Lenders on the execution pages hereof.

     WHEREAS the parties hereto other than Multifoods Inc. have entered into a credit agreement dated as of May 30, 1996 which agreement was amended as of the 30th day of September, 1997 (the "Credit Agreement") and the parties wish to further amend the Credit Agreement to permit Multifoods Inc., a subsidiary of Robin Hood Multifoods Inc. to borrow under the Credit established under the Credit Agreement.

     In consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Interpretation. In this Agreement, defined terms shall have the meaning given in the Credit Agreement.

2.  Amendments.
     (a) Section 2.1(a) of the Credit Agreement is amended to read as follows:

          (1)  Credit A:

     Subject to the terms of this Agreement (including the restrictions contained in this Article), each Lender hereby severally agrees to make Accommodation available to the Borrower on a revolving basis, provided that the amount of the Accommodation made by any Lender shall not at any time exceed its Commitment from time to time and the total Accommodation, outstanding under Credit A including Accommodation obtained by Multifoods Inc. under Section 2.1(2A), shall not at any time exceed $100,000,000.

     (b) Section 2.1(2A) is added to the Credit Agreement as follows:

     (2A)  Accommodation by Multifoods Inc.:

     Subject to the terms of this Agreement (including the restrictions contained in this Article), Multifoods Inc. may obtain Accommodation under Credit A and the terms of this Agreement shall apply to such Accommodation as if such Accommodation were obtained by the Borrower. Multifoods Inc. agrees to be bound by all of the provisions of the Credit Agreement relating to such Accommodation.

     (c) Section 9.1 of the Credit Agreement is amended to read as follows:

     9.1  Guarantee

     The present and future indebtedness and liability of the Borrower and Multifoods Inc. to the Lenders, including the Swingline Lender, under this Agreement shall be supported by the guarantee of the Guarantor in favour of the Agent, on behalf of the Lenders, in substantially the form set out in Schedule "H".

     (d) Schedule H to the Credit Agreement is hereby deleted and Schedule H in the form attached to this Agreement is substituted therefor.

3. Continuing Effect. Each of the parties hereto acknowledges and agrees that the Credit Agreement, as amended by this Agreement, shall be and continue in full force and effect.

4. Counterparts. This Agreement may be executed in two or more counterparts, either in original or telecopy form, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

          IN WITNESS WHEREOF the parties hereto have executed the Agreement as of the date and year first above written.

                    ROBIN HOOD MULTIFOODS INC.

                    By:  /s/ D. H. Twiner
                    Name:  Donald H. Twiner
                    Title:  President

                    MULTIFOODS INC.

                    By:  /s/ D. H. Twiner
                    Name:  Donald H. Twiner
                    Title:  President

Commitment:  $35,000,000         CANADIAN IMPERIAL BANK OF
Swing Line                       COMMERCE, as Lender
Commitment:  $10,000,000
Address:
Commerce Court West, 9th Floor   By:  /s/ Mario Biscardi
Toronto, Ontario, M5L 1A2        Name:  Mario Biscardi
                                 Title:  Commercial Lending
                                         Specialist
Attn:  Mr. M. Spagnolo           By:  /s/ M. Spagnolo
       Executive Director        Name:  M. Spagnolo
Telephone:  (416) 956-3327       Title:  Director
Facsimile:  (416) 304-5704

Commitment:  $35,000,000         THE TORONTO-DOMINION BANK, as Lender
Address:
55 King Street West              By:  /s/ Parin Kanji
Toronto-Dominion Bank Tower,     Name:  Parin Kanji
9th Floor - P.O. Box 1           Title:  Assistant Manager
Toronto, Ontario M5K 1A2
Attn:  Parin Kanji               By:  [left blank intentionally]
       Assistant Manager         Name:
Telephone:  (416) 827-7586       Title:

Commitment:  $30,000,000        BANK OF NOVA SCOTIA, as Lender
Address:
Corporate Banking               By:  /s/ K. Coulson
44 King Street West, 16th Floor Name:  K. Coulson
Toronto, Ontario, M5H 1H1       Title:  Director
Attn:  Ms. Kathleen Coulson     By:  /s/ Judy McKay
          Relationship Manager  Name:  Judy McKay
Telephone:   (416) 866-6078     Title:  Director
Facsimile:    (416) 866-2009

                                CANADIAN IMPERIAL BANK OF
                                  COMMERCE, as Agent

                                By:  /s/ M.W. Lobo
                                Name:  M.W. Lobo
                                Title:  Associate


                            SCHEDULE H

                            GUARANTEE

     WHEREAS Robin Hood Multifoods Inc. has entered into a credit agreement dated as of May 30, 1996, among Robin Hood Multifoods Inc., the financial institutions named as Lenders on the execution pages thereof or which have executed a Lender's Acknowledgement as lenders including Canadian Imperial Bank of Commerce as the Swing Line Lender (the "Swing Line Lender") (each a "Lender" and collectively the "Lenders") and Canadian Imperial Bank of Commerce, as Agent for the Lenders in the manner and to the extent described in Article 14 thereof (the "Agent"), (such credit agreement as amended, restated or revised from time to time is referred to as the "Credit Agreement");

     AND WHEREAS the Credit Agreement has been amended by Amending Agreement dated as of November 1, 1999 to permit Multifoods Inc., a subsidiary of Robin hood Multifoods Inc., to obtain accommodation under Credit A established under the Credit Agreement;

     AND WHEREAS it is a condition precedent to the granting of Accommodation under the Credit Agreement that the undersigned (the "Guarantor") guarantee to the Agent, on behalf of the Lenders, the indebtedness and liability of each of Robin Hood Multifoods Inc. and Multifoods Inc. to the Lenders under the Credit Agreement;

     NOW THEREFORE for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Guarantor hereby agrees as follows:

     1. All capitalized terms in this Guarantee that are defined in the Credit Agreement unless otherwise defined in this Guarantee have the meaning attributed to them in the Credit Agreement and the term the "Debtor" shall mean each of Robin Hood Multifoods Inc. and Multifoods Inc. in their separate capacities.

     2. The Guarantor hereby unconditionally guarantees payment to the Agent, on behalf of the Lenders including the Swing Line Lender, forthwith after demand therefor by the Agent following any Event of Default, the indebtedness and liability which the Debtor has incurred or is under or may incur or be under to the Lenders including the Swing Line Lender pursuant to, in respect of or in any manner related to the Credit Agreement, plus interest thereon at the rate or rates provided in the Credit Agreement from the date of demand for payment hereunder.

     3. The Agent and the Lenders may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Debtor and other parties and securities as the Agent or the Lenders may see fit, and may apply all moneys received from the Debtor or others, or from securities, upon such part of the Debtor's liability to the Lenders under the Credit Agreement as the Agent or the Lenders may think best, without prejudice to or in any way limiting or lessening the obligation of the Guarantor under this Guarantee.

     4. Neither the Agent nor the Lenders are bound to exhaust their recourse against the Debtor or other parties or the securities they may hold before being entitled to payment from the Guarantor under this Guarantee; and the benefit of any statute affecting the liability of the Guarantor hereunder or enforcement thereof is hereby waived to the extent permitted by law.

     5. Any loss of or in respect of any securities received by the Agent or the Lenders from the Debtor or any other person, whether occasioned through the fault of the Agent or the Lenders or otherwise, shall not discharge pro tanto or limit or lessen the liability of the Guarantor under this Guarantee.

     6. This shall be a continuing Guarantee and shall cover all present and future liabilities of the Debtor to the Lenders incurred pursuant to the Credit Agreement, and shall be binding as a continuing security on the Guarantor.

     7. Any change or changes in the name of the Debtor shall not affect or in any way limit or lessen the liability of the Guarantor hereunder and this Guarantee shall extend to the person, firm or corporation acquiring or from time to time carrying on the business of the Debtor.

     8. All moneys, advances, renewals and credits in fact borrowed or obtained from the Lenders pursuant to the Credit Agreement shall be deemed to form part of the liabilities hereby guaranteed notwithstanding any incapacity, disability or lack or limitation of status or of power of the Debtor or of the directors, officers or agents thereof or that the Debtor may not be a legal entity, or any irregularity, defect or informality in the Debtor or obtaining of such moneys, advances, renewals or credits.

     9. The Guarantor shall assume the responsibility for being and keeping itself informed of the financial condition of the Debtor and of all other circumstances bearing upon the risk of non-payment of the liability under this Guarantee.

     10. In the event that the Agent or the Lenders receive from the Guarantor a payment or payments in full or on account of the Guarantor's liability hereunder, the Guarantor shall not be entitled to recover repayment against the Debtor until all claims of the Lenders against the Debtor have been paid in full; and in the case of liquidation, winding up or bankruptcy of the Debtor (whether voluntary or compulsory) or in the event that the Debtor shall make a bulk sale of any of the Debtor's assets within the bulk transfer provisions of any applicable legislation or any composition with creditors or scheme or arrangement, the Lenders shall have the right to rank for their full claims and receive all dividends or other payments in respect thereof until such claim has been paid in full and the Guarantor shall continue to be liable for any balance which may be owing to the Lenders. If the Lenders value and/or retain any securities, such valuation and/or retention shall not, as between the Lenders and the Guarantor, be considered as a purchase of such securities, or as payment or satisfaction or reduction of the Debtor's liabilities to the Lenders, or any part thereof.

     11. The Guarantor shall make payment to the Agent of the amount of the liability of the Guarantor forthwith after demand therefor is made in writing by the Agent following and during the continuance of an Event of Default and such demand shall be conclusively deemed to have been effectually made by delivering or mailing by prepaid registered mail an envelope containing that addressed to the Guarantor in accordance with the terms of the Credit Agreement. The liability of the Guarantor shall bear interest from the date of receipt of such demand at the rate or rates then applicable to the liabilities of the Debtor to the Lenders under the Credit Agreement.

     12. The Guarantor shall pay all reasonable legal fees and all other costs and expenses which may be incurred by the Agent or the Lenders in the enforcement of this Guarantee.

     13. Nothing herein contained or in any security now held or hereafter acquired by the Agent or the Lenders, nor any act or omission of the Agent or the Lenders with respect to any such security, shall in any way prejudice or affect the rights, remedies or powers of the Agent or the Lenders with respect to any other security at any time held by the Agent or the Lenders.

     14. The Agent and the Lenders may, at their election, exercise any right or remedy they respectively might have against the Debtor or any security held by the Agent or the Lenders, including without limitation the right to foreclose upon any such security by judicial or non-judicial sale, without affecting or impairing in any way the liability of the Guarantor hereunder except to the extent the indebtedness has been paid. The Guarantor waives any defense arising out of the absence, impairment or loss of any right of reimbursement or subrogation or other right or remedy of the Guarantor against the Debtor or any such security, whether resulting from such election by the Agent or the Lenders or otherwise, to the extent permitted by law.

     15. Until all indebtedness of the Debtor to the Lenders has been paid in full, the Guarantor shall have no right to subrogation and waives any right to enforce any remedy which the Agent or the Lenders now have or may hereafter have against the Debtor, and waives any benefit of any right to participate in the security now or hereafter held by the Agent or the Lenders. The Guarantor waives all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, and notices of acceptance of this Guarantee and of the existence, creation or incurring of new or additional indebtedness.

     16. The Guarantor shall make each payment in the currency in which the Debtor is obliged to make payment to the Lenders (the "Original Currency"). If the Guarantor makes payment in a currency other than the Original Currency (the "Other Currency"), such payment shall constitute a discharge of the liability of the Guarantor hereunder only to the extent of the amount of the Original Currency which the Lender is able to purchase at Toronto, Ontario with the Other Currency on the date of receipt in accordance with its normal practice. If the amount of the Original Currency which the Lender is able to purchase is less than the amount of such currency originally due to it, the Guarantor shall indemnify and save the Lender harmless from and against any loss as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder.

    17. This instrument is in addition and without prejudice to any securities of any kind now or hereafter held by the Agent or the Lenders.

    18. The Guarantor represents and warrants to the Agent, on behalf of the Lenders, as follows:

     (a) Organization and Existence: The Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. In all respects material to the Guarantor and its Subsidiaries, taken as a whole, the Guarantor has all requisite power and authority, corporate and otherwise, to own, operate and lease its properties and to carry on its business as now being conducted. The Guarantor is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the character of its properties owned or leased or the nature of the activities conducted by the Guarantor makes such qualification necessary, except where failure so to qualify would not have a material adverse effect on the business, assets, condition nor prospects, financial or otherwise, of the Guarantor and its subsidiaries, taken as a whole.

     (b)  Power and Authority:

     (i) The Guarantor has all power and authority necessary to execute, deliver and carry out the terms and provisions of the Guarantee. All action on the part of the Guarantor which is required for the execution, delivery and performance of the Guarantee has been duly and effectively taken.

     (ii) The Guarantee constitutes a valid and binding obligation of the Guarantor enforceable in accordance with its terms, in each case as enforceability may be subject to bankruptcy, reorganization, insolvency, moratorium or other similar laws and court decisions relating to or affecting the enforcement of creditors' rights generally and as enforceability may be subject to limitations imposed by law on the availability of specific enforcement, injunctive relief or other equitable remedies. The execution, delivery and performance of the Guarantee will not violate the terms and conditions or any other material agreement, instrument, mortgage or similar document to which the Guarantor is a party.

     (c) Financial Position: The Guarantor has delivered to the Lenders the consolidated balance sheet of the Guarantor and its Subsidiaries as of February 28, 1999, accompanied by related consolidated statements of earnings and cash flows, for the fiscal year ended on such date and the related report of the Guarantor's auditors. Such financial statements, with the notes thereto, present fairly the consolidated financial position of the Guarantor and its Subsidiaries and the results of their operations and cash flows as of the date and for the period indicated, and were prepared in accordance with U.S. GAAP. Since February 28, 1999 to the date of this Guarantee, there has not occurred any material adverse change in the business, operations or financial condition of the Guarantor and its Subsidiaries, taken as a whole, except as described in any reports on Forms 8-K, 10-Q and 10-K filed during such period by the Guarantor with the Securities and Exchange Commission.

     (d) Litigation: Except as disclosed in the notes to the Guarantor's financial statements referred to in Subsection 18(c) hereof, no litigation, investigation or proceeding of or before any arbitrator or governmental authority is pending or, to the knowledge of the Guarantor, threatened by or against the Guarantor or any of its Subsidiaries or against any of its or their respective properties or revenues which would reasonably be expected to have a material adverse effect on the business, operations, properties or financial condition of the Guarantor and its Subsidiaries, taken as a whole.

     (e) No Violation of Law or Instrument: The execution, delivery and performance of the Guarantee does not require any action or consent of, or any registration with, any governmental authority, or of any other party under any material contract or agreement to which the Guarantor or any of its Subsidiaries is a party, or under any order or decree to which the Guarantor or any of its Subsidiaries is a party or to which any of their properties or assets are subject, or conflict with, or entitle any party, with the giving of notice or lapse of time or otherwise, to terminate or declare a default under, any such contract, agreement, order or decree.

     19. So long as this Guarantee is in force and except as otherwise permitted by the prior written consent of the Required Lenders, the Guarantor covenants and agrees with the Agent on behalf of the Lenders that:

     (a) the ratio of Guarantor's Total Indebtedness to Guarantor's Total Capitalization at any time will not be greater than .55 to 1.0; provided that the Guarantor may exceed the specified ratio at any time, and from time to time, during any period of 270 consecutive days from the date such ratio was first exceeded so long as on the date such ratio is first exceeded the Guarantor's Fixed Charge Coverage for the period of four consecutive fiscal quarters ending on the last day of the most recently ended fiscal quarter was equal to or greater than 1.5; and provided, further, that (I) such ratio may be exceeded for only one such period of 270 days in any period of eighteen months beginning on the date such ratio was first exceeded and (ii) in no event shall the ratio of Guarantor's Total Indebtedness to Guarantor's Total Capitalization at any time be greater than .65 to 1.0;

     (b) as of the last day of any fiscal quarter of the Guarantor during which a Ratings Downgrade exists (regardless of whether a Ratings Downgrade exists on such last day), the Guarantor's Fixed Charge Coverage for the period of four consecutive fiscal quarters ending on such last day will not be less than 1.5; and

     (c) the Guarantor's Tangible Net Worth shall at all times be not less than U.S.$80,000,000.

     20. There are no representations, collateral agreements or conditions with respect to this instrument or affecting the Guarantor's liability hereunder other than as contained herein.

     21. All amounts payable by the Guarantor hereunder shall be made without setoff or counterclaim and without deduction for or on account of any present or future taxes of any nature, unless the Guarantor is prohibited by law from doing so, in which case the Guarantor shall pay to the Agent on behalf of the Lenders such additional amount as is necessary to ensure that the Lenders receive the full amount they would have received if no deduction or withholding had been made.

     22. This Guarantee shall be construed in accordance with the laws of the Province of Ontario, Canada and the Guarantor agrees that any legal suit, action or proceeding arising out of or relating to this Guarantee may be instituted in the courts of such jurisdiction and the Guarantor hereby accepts and irrevocably submits to the jurisdiction of such courts and acknowledges their competence and agrees to be bound by any judgment thereof, provided that nothing herein shall limit the Agent's or the Lenders' rights to bring proceedings against the Guarantor elsewhere.

     23. This Guarantee shall extend and enure to the benefit of the successors and assigns of the Agent and the Lenders and shall be binding upon the Guarantor and its successors and assigns.

     24. This Guarantee replaces the Guarantee dated May 30, 1996 in favour of the Agent on behalf of the Lenders which Guarantee is hereby cancelled.

     EXECUTED at Minneapolis, Minnesota as of the 1st day of November, 1999.

                                     INTERNATIONAL MULTIFOODS
                                     CORPORATION
                                     By:__________________________
                                     Name:
                                     Title: